Exhibit 1

NXP Semiconductors Reports Second Quarter 2017 Results

Q2 2017
Revenue	$2.202 billion
GAAP Gross margin	49.2%
GAAP Operating margin	2.3%
Non-GAAP Gross margin	53.0%
Non-GAAP Operating margin	28.4%

EINDHOVEN, The Netherlands, August 3, 2017 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the second quarter ended July 2, 2017.

“NXP delivered good seasonal results for the second quarter of 2017, with revenue of $2.20 billion, a decline of 7 percent year on year, and flat versus the prior quarter, with both the annual and quarterly period comparisons impacted by the successful divestment of our Standard Products business in early February. HPMS segment revenue was $2.1 billion, an increase of 4 percent year on year and an increase of 4 percent sequentially,” said Richard Clemmer, NXP Chief Executive Officer.

“Within the Automotive group, our second quarter revenue was again a historical record at $938 million, up 9 percent year on year due to strong demand across the product portfolio. We continue to experience exceptional traction with the combination of our automotive microcontroller and advanced analog products, as automotive OEMs increasingly realize the benefit of designing-in our complete system solutions. Within the Secure Connected Devices group, our second quarter revenue was $588 million, up 14 percent year on year as all major product lines contributed to a solid quarter, especially demand for our i.MX application processor products. In the Secure Interface and Infrastructure group, our second quarter revenue was $438 million, down 1 percent year on year, with exceptionally strong growth in our Interface group, offset by year-on-year declines within both our RF Power and Digital Networking groups. Lastly, in our Secure Identification Solutions group, our second quarter revenue was $134 million, down 33 percent versus the same period a year ago, due to a combination of lower overall market demand and aggressive ASP compression, primarily in the global bankcard market,” said Clemmer.

“In summary, our second quarter results are another solid proof point of the successful integration of Freescale and NXP. We continue to see strong adoption of our products across our portfolio, which is an encouraging trend of long-term growth for NXP,” said Clemmer.

“Our second quarter results reflect another quarter of strong execution, as we continue to demonstrate strong margin expansion due to our synergy capture efforts. In the second quarter, our GAAP operating margin was 2.3 percent, a 340-basis point improvement from the second quarter of 2016. On a sequential basis, our GAAP operating margin declined 73.6 percentage points, with the decline due to the one-time benefit associated with the divestment of our Standard Products business in the first quarter of 2017, which was included in our GAAP results in the quarter. Our non-GAAP operating margin was 28.4 percent, representing a 280-basis point improvement compared to the second quarter of 2016 and a 130-basis point improvement sequentially. In total, since the first quarter of 2016, the first full quarter after the merger of NXP and Freescale, we have expanded non-GAAP operating margin 510 basis-points, and we continue to drive non-GAAP operating margin improvement far in-excess of the original targets we communicated in past periods. And finally, due to significantly lower gross debt and solid cash generation, our overall financial leverage was reduced to 1.3x,” said Dan Durn, NXP Chief Financial Officer.

Summary of Reported Second Quarter 2017 Results ($ millions, unaudited)

	Q2 2017	Q1 2017	Q2 2016	Q - Q	Y - Y
Product Revenue	$2,098	$2,129	$2,317	-1%	-9%
Corporate & Other	$104	$82	$48	27%	117%

Total Revenue	$2,202	$2,211	$2,365	0%	-7%
GAAP Gross Profit	$1,083	$1,079	$1,099	0%	-1%
Gross Profit Adjustments (1)	$(84)	$(65)	$(84)
Non-GAAP Gross Profit	$1,167	$1,144	$1,183	2%	-1%
GAAP Gross Margin	49.2%	48.8%	46.5%
Non-GAAP Gross Margin	53.0%	51.7%	50.0%
GAAP Operating Income / (Loss)	$50	$1,679	$(26)	-97%	NM
Operating Income Adjustments (1)	(575)	1,080	(632)
Non-GAAP Operating Income	$625	$599	$606	4%	3%
GAAP Operating Margin	2.3%	75.9%	-1.1%
Non-GAAP Operating Margin	28.4%	27.1%	25.6%

(1)	For an explanation of GAAP to non-GAAP adjustments, please see “Non-GAAP Financial Measures” on page 3 of this release.

Additional Information for the Second Quarter 2017:

•	On October 27, 2016 Qualcomm, Incorporated (NASDAQ: QCOM) and NXP Semiconductors N.V. (NASDAQ: NXPI) announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Qualcomm will acquire NXP. Under the terms of the definitive agreement, a subsidiary of Qualcomm will commence a tender offer to acquire all the issued and outstanding shares of NXP for $110.00 per share in cash. The tender offer commenced on November 18, 2016.

•	Total gross debt was $6.55 billion, an increase from the $6.51 billion in the first quarter. Cash was $2.64 billion, an increase from the $2.24 billion in the first quarter, resulting in net debt of $3.91 billion, a decline from the $4.27 billion in the first quarter. Trailing twelve months, adjusted EBITDA was $3.07 billion, an increase from $3.06 billion in the first quarter. Financial leverage, defined as net debt divided by trailing twelve months adjusted EBITDA was 1.27x, an improvement from 1.40x in the first quarter.

•	Cash flow from operations was $441 million, a decline from the $625 million in the first quarter. Net capital expenditures on property, plant and equipment was $96 million, a decline from the $161 million in the first quarter. Non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $345 million, a decline from the $464 million in the first quarter.

•	NXP repurchased 96 thousand shares for a total cost of $10 million. Weighted average number of diluted shares (after deduction of treasury shares) for the three-month period ended July 2, 2017 was 345 million. Due to the pending acquisition by Qualcomm, NXP has suspended its open market share repurchases. Shares are currently only repurchased in relation to employee equity award transactions.

•	Net cash paid for interest was $84 million.

•	Net cash paid for income taxes related to on-going operations was $32 million, with an additional $87 million paid related to the divestment of the Standard Products business, for a total of $119 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported second quarter 2017 operating income of $36million, EBITDA of $49 million and a closing cash balance of $410 million.

•	NXP combined wafer-fab utilization averaged 94 percent, as compared to 95 percent in the prior quarter.

•	Working capital metrics inclusive of assets and liabilities held for sale on the balance sheet were:

•	Days of inventory was 103 days, an increase of 6 days sequentially versus the first quarter;

•	Days payable was 93 days, an increase of 10 days sequentially from the first quarter;

•	Days sales was 38 days a decline of 3 days sequentially from the first quarter; and

•	The cash conversion cycle was 48 days, a decline of 7 days from the first quarter.

•	Channel inventory held by NXP’s distribution partners was 2.3 months as compared to 2.2 months in the first quarter. Reconciling for the divestment of the Standard Products business, sales into the distribution channel was up 12 percent, sales out of the distribution channel was up 4 percent and total distribution channel inventory on a dollar basis was up 11 percent.

Supplemental Information ($ millions, unaudited)

	Q2 2017	Q1 2017	Q2 2016	Q-Q	Y-Y
Automotive	$938	$906	$858	4%	9%
Secure Identification Solutions (SIS)	$134	$114	$200	18%	-33%
Secure Connected Devices (SCD)	$588	$541	$514	9%	14%
Secure Interface & Infrastructure (SI&I)	$438	$450	$442	-3%	-1%

High Performance Mixed Signal (HPMS)	$2,098	$2,011	$2,014	4%	4%
Standard Products (STDP)	$—	$118	$303	-100%	-100%

Product Revenue	$2,098	$2,129	$2,317	-1%	-9%
Corporate & Other	$104	$82	$48	27%	117%

Total Revenue	$2,202	$2,211	$2,365	0%	-7%

Guidance and Conference Call

As previously announced, NXP will not hold an earnings call nor provide forward guidance for the third quarter of 2017 due to the pending acquisition of NXP by Qualcomm.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) non-GAAP free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy, and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has approximately 30,000 employees in more than 35 countries and reported revenue of $9.5 billion in 2016. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects, our ability to complete merger and acquisition related activity including risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	July 2, 2017	April 2, 2017	July 3, 2016
Revenue	$2,202	$2,211	$2,365
Cost of revenue	(1,119)	(1,132)	(1,266)

Gross profit	1,083	1,079	1,099
Research and development	(381)	(367)	(416)
Selling, general and administrative	(263)	(266)	(283)
Amortization of acquisition-related intangible assets	(373)	(365)	(436)

Total operating expenses	(1,017)	(998)	(1,135)
Other income (expense)	(16)	1,598	10

Operating income (loss)	50	1,679	(26)
Financial income (expense):
Extinguishment of debt	—	(41)	(23)
Other financial income (expense)	(75)	(95)	(103)

Income (loss) before taxes	(25)	1,543	(152)
Benefit (provision) for income taxes	54	(230)	152
Results relating to equity-accounted investees	34	5	1

Net income (loss)	63	1,318	1
Less: Net income (loss) attributable to non-controlling interests	14	13	14

Net income (loss) attributable to stockholders	49	1,305	(13)
Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$0.15	$3.88	$(0.04)
Diluted	$0.14	$3.79	$(0.04)
Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	337,537	336,396	341,299
Diluted	344,983	344,011	341,299

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	July 2, 2017	April 2, 2017	July 3, 2016
Current assets:
Cash and cash equivalents	$2,642	$2,238	$1,335
Accounts receivable, net	915	983	1,085
Assets held for sale	—	—	1,101
Inventories, net	1,178	1,144	1,167
Other current assets	336	317	251

Total current assets	5,071	4,682	4,939
Non-current assets:
Other non-current assets	785	816	519
Property, plant and equipment, net	2,306	2,279	2,403
Identified intangible assets, net	6,590	6,983	7,847
Goodwill	8,876	8,854	8,873

Total non-current assets	18,557	18,932	19,642
Total assets	23,628	23,614	24,581
Current liabilities:
Accounts payable	1,068	975	873
Liabilities held for sale	—	—	155
Restructuring liabilities-current	87	95	193
Accrued liabilities	801	984	749
Short-term debt	758	11	622

Total current liabilities	2,714	2,065	2,592
Non-current liabilities:
Long-term debt	5,790	6,498	8,272
Restructuring liabilities	18	22	30
Deferred tax liabilities	1,379	1,489	1,867
Other non-current liabilities	895	917	751

Total non-current liabilities	8,082	8,926	10,920
Non-controlling interests	248	234	188
Stockholders’ equity	12,584	12,389	10,881

Total equity	12,832	12,623	11,069
Total liabilities and equity	23,628	23,614	24,581

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	July 2, 2017	April 2, 2017	July 3, 2016
Cash Flows from operating activities
Net income (loss)	$63	$1,318	$1
Adjustments to reconcile net income (loss):
Depreciation and amortization	560	534	620
Stock-based compensation	67	68	80
Excess tax benefits from share-based compensation plans	—	—	(1)
Amortization of discount on debt	10	10	7
Amortization of debt issuance costs	3	3	4
Net gain on sale of assets	(14)	(1,597)	(11)
Loss on extinguishment of debt	—	41	23
Results relating to equity accounted investees	(3)	(5)	(1)
Changes in deferred taxes	(120)	25	(171)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	49	4	(61)
(Increase) decrease in inventories	(37)	(28)	46
Increase (decrease) in accounts payable and accrued liabilities	(137)	244	(120)
Decrease (Increase) in other non-current assets	(2)	(1)	(1)
Exchange differences	5	12	4
Other items	(3)	(3)	15

Net cash provided by (used for) operating activities	441	625	434
Cash flows from investing activities:
Purchase of identified intangible assets	(16)	(24)	(7)
Capital expenditures on property, plant and equipment	(96)	(161)	(71)
Proceeds from sale of interests in businesses, net of cash divested	54	2,614	18
Other	—	(1)	1

Net cash provided by (used for) investing activities	(58)	2,428	(59)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	(1)
Repurchase of long-term debt	—	(2,728)	(1,872)
Principal payments on long-term debt	(4)	(4)	(8)
Proceeds from the issuance of long-term debt	—	—	1,750
Cash paid for debt issuance costs	—	—	(14)
Cash proceeds from exercise of stock options	32	36	27
Purchase of treasury shares and restricted stock unit withholdings	(10)	(26)	(397)
Excess tax benefits from share-based compensation plans	—	—	1

Net cash provided by (used for) financing activities	18	(2,722)	(514)
Effect of changes in exchange rates on cash positions	3	13	(14)

Increase (decrease) in cash and cash equivalents	404	344	(153)
Cash and cash equivalents at beginning of period	2,238	1,894	1,488

Cash and cash equivalents at end of period	2,642	2,238	1,335

Net cash paid during the period for:
Interest	84	53	108
Income taxes	119	56	18

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	July 2, 2017	April 2, 2017		July 3, 2016
High Performance Mixed Signal (HPMS)	2,098	2,011		2,014
Standard Products	—	118		303

Product Revenue	2,098	2,129		2,317
Corporate and Other	104	82		48

Total Revenue	$2,202	$2,211		$2,365

HPMS Revenue	$2,098	$2,011		$2,014
Percent of Total Revenue	95.3%	91.0%		85.2%
HPMS segment GAAP gross profit	1,066	1,030		998
PPA effects	(74)	(58)		(64)
Restructuring	—	—		(10)
Stock based compensation	(8)	(8)		(9)
Other incidentals	—	—		—

HPMS segment non-GAAP gross profit	$1,148	$1,096		$1,081

HPMS segment GAAP gross margin	50.8%	51.2%		49.6%
HPMS segment non-GAAP gross margin	54.7%	54.5%		53.7%
HPMS segment GAAP operating profit	94	81		(56)
PPA effects	(453)	(429)		(501)
Restructuring	—	9		(39)
Stock based compensation	(67)	(67)		(73)
Merger-related costs	(2)	(2)		—
Other incidentals	—	—		13

HPMS segment non-GAAP operating profit	$616	$570		$544

HPMS segment GAAP operating margin	4.5%	4.0%		-2.8%
HPMS segment non-GAAP operating margin	29.4%	28.3%		27.0%
Standard Products Revenue	$—	$118		$303
Percent of Total Revenue	—	5.3%		12.8%
Standard Products segment GAAP gross profit	—	45		97
PPA effects	—	—		—
Restructuring	—	—		—
Stock based compensation	—	(1)		(2)
Other incidentals	—	4		—

Standard Products segment non-GAAP gross profit	$—	$42		$99

Standard Products segment GAAP gross margin	—	38.1%		32.0%
Standard Products segment non-GAAP gross margin	—	35.6%		32.7%
Standard Products segment GAAP operating profit	—	31		52
PPA effects	—	—		(8)
Restructuring	—	—		—
Stock based compensation	—	(2)		(6)
Other incidentals	—	4		(3)

Standard Products segment non-GAAP operating profit	$—	$29		$69

Standard Products segment GAAP operating margin	—	26.3%		17.2%
Standard Products segment non-GAAP operating margin	—	24.6%		22.8%
Corporate and Other Revenue	$104	$82		$48
Percent of Total Revenue	4.7%	3.7%		2.0%
Corporate and Other segment GAAP gross profit	17	4		4
PPA effects	(2)	(1)		(2)
Restructuring	(1)	(1)		—
Stock based compensation	1	—		(1)
Other incidentals	—	—		4

Corporate and Other segment non-GAAP gross profit	$19	$6		$3

Corporate and Other segment GAAP gross margin	16.3%	4.9%		8.3%
Corporate and Other segment non-GAAP gross margin	18.3%	7.3%		6.3%
Corporate and Other segment GAAP operating profit	(44)	1,567		(22)
PPA effects	(2)	(1)		(5)
Restructuring	(2)	(1)		(1)
Stock based compensation	—	1		(1)
Merger-related costs	(33)	(28)		(11)
Other incidentals	(16)	1,596	1)	3

Corporate and Other segment non-GAAP operating profit	$9	$—		$(7)

Corporate and Other segment GAAP operating margin	-42.3%	1911.0%		-45.8%
Corporate and Other segment non-GAAP operating margin	8.7%	0.0%		-14.6%

1)	Adjustment relates primarily to the gain on the sale of the SP business on February 6, 2017.

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	July 2, 2017	April 2, 2017		July 3, 2016
Revenue	$2,202	$2,211		$2,365
GAAP Gross profit	$1,083	$1,079		$1,099
PPA effects	(76)	(59)		(66)
Restructuring	(1)	(1)		(10)
Stock Based Compensation	(7)	(9)		(12)
Other incidentals	—	4		4

Non-GAAP Gross profit	$1,167	$1,144		$1,183

GAAP Gross margin	49.2%	48.8%		46.5%
Non-GAAP Gross margin	53.0%	51.7%		50.0%
GAAP Research and development	$(381)	$(367)		$(416)
Restructuring	—	12		(32)
Stock based compensation	(28)	(29)		(30)
Merger-related costs	—	(1)		—
Other incidentals	—	—		1

Non-GAAP Research and development	$(353)	$(349)		$(355)

GAAP Selling, general and administrative	$(263)	$(266)		$(283)
PPA effects	(6)	(6)		(9)
Restructuring	(1)	(3)		2
Stock based compensation	(32)	(30)		(38)
Merger-related costs	(35)	(29)		(11)
Other incidentals	(1)	—		(5)

Non-GAAP Selling, general and administrative	$(188)	$(198)		$(222)

GAAP amortization of acquisition-related intangible assets	$(373)	$(365)		$(436)
PPA effects	(373)	(365)		(436)

Non-GAAP amortization of acquisition-related intangible assets	$—	$—		$—

GAAP Other income (expense)	$(16)	$1,598		$10
PPA effects	—	—		(3)
Other incidentals	(15)	1,596	1)	13

Non-GAAP Other income (expense)	$(1)	$2		$—

GAAP Operating income (loss)	$50	$1,679		$(26)
PPA effects	(455)	(430)		(514)
Restructuring	(2)	8		(40)
Stock based compensation	(67)	(68)		(80)
Merger-related costs	(35)	(30)		(11)
Other incidentals	(16)	1,600	1)	13

Non-GAAP Operating income (loss)	$625	$599		$606

GAAP Operating margin	2.3%	75.9%		-1.1%
Non-GAAP Operating margin	28.4%	27.1%		25.6%
GAAP Financial income (expense)	$(75)	$(136)		$(126)
PPA effects	—	—		3
Non-cash interest expense on convertible notes	(10)	(10)		(10)
Foreign exchange gain (loss)	(3)	(5)		(2)
Extinguishment on debt	—	(41)		(23)
Changes in fair value of warrant liability	—	—		—
Other financial expense	(3)	(5)		(6)

Non-GAAP Financial income (expense)	$(59)	$(75)		$(88)

1)	Adjustment relates primarily to the gain on the sale of the SP business on February 6, 2017.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	July 2, 2017	April 2, 2017	July 3, 2016
Net Income (loss)	$63	$1,318	$1

Reconciling items to EBITDA
Financial (income) expense	75	136	126
(Benefit) provision for income taxes	(54)	230	(152)
Depreciation	155	154	165
Amortization	405	380	455

EBITDA	$644	$2,218	$595

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(34)	(5)	(1)
Restructuring 1)	2	(8)	39
Stock based compensation	67	68	80
Merger-related costs 1)	35	30	11
Other incidental items 1)	16	(1,596)	(8)

Adjusted EBITDA	$730	$707	$716

Trailing twelve month adjusted EBITDA	$3,070	$3,056	$2,377
1) Excluding depreciation property, plant and equipment and amortization of software related to:
Restructuring	—	—	1
Other incidental items	—	(4)	(5)

($ in millions)	Three Months Ended
	July 2, 2017	April 2, 2017	July 3, 2016
Net cash provided by (used for) operating activities	$441	$625	$434

Net capital expenditures on property, plant and equipment	(96)	(161)	(71)

Non-GAAP free cash flow	$345	$464	$363
Non-GAAP free cash flow as a percent of Revenue	16%	21%	15%